

Mail Stop 3561

July 11, 2017

Dominick Zarcone
Chief Executive Officer
LKQ Corporation
500 West Madison Street, Suite 2800
Chicago, IL 60661

  Re: LKQ Corporation
    Form 10-K for the Year Ended December 31, 2016
    Filed February 27, 2017
    Form 10-Q for the Quarter Ended March 31, 2017
    Filed May 1, 2017
    Form 8-K furnished April 27, 2017
    File No. 000-50404

Dear Mr. Zarcone:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 4. Summary of Significant Accounting Policies

Intangible Assets, page 72

1. You disclose that the estimated fair value of the Glass aftermarket reporting units exceeded its carrying value by less than 10%. Please provide the following disclosures in MD&A for this reporting unit:

   - Percentage by which fair value exceeded carrying value as of the date of the most recent test;
   - Amount of goodwill allocated to the reporting unit;

- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Form 10-Q for the Quarter Ended March 31, 2017

Note 4. Financial Statement Information

Recent Accounting Pronouncements, page 14

2. We note from your disclosure in Note 4 to your Form 10-K for the year ended December 31, 2016 that the carrying value of your inventory is recorded at the lower of cost or market. In light of the significance of your inventory balance to total assets at March 31, 2017, please explain to us how the adoption of ASU 2015-11 at January 1, 2017, which requires inventory to be measured at the lower of cost or net realizable value, affected your accounting for inventory and related disclosures. If you have not yet adopted ASU 2015-11, please explain to us why not.

Exhibits 31.1 and 31.2

3. The certifications refer to annual report on Form 10-Q. Please insure that the correct reference is used in future certifications.

Form 8-K furnished April 27, 2017

Exhibit 99.1

4. We note that in your Company Outlook section you present guidance for adjusted income from continuing operations and adjusted diluted EPS from continuing operations without providing the most directly comparable GAAP measures. We also note your unaudited table on the last page of this Exhibit of Forecasted Income and Diluted Earnings per Share from Continuing Operations to Forecasted Adjusted Net Income and Adjusted Diluted Earnings per Share from Continuing Operations. Your presentation in the Company Outlook appears to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please consider this guidance in your future earnings releases.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 if you have any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure